Exhibit 11.2

XANADU QUANTUM TECHNOLOGIES LIMITED

INSIDER TRADING POLICY

March 26, 2026

Introduction

Xanadu Quantum Technologies Limited and its subsidiaries (“Xanadu” or the “Company”) has adopted these internal guidelines to help control transactions involving its securities or the securities of another publicly traded company by all Xanadu team members and to help ensure Xanadu team members are aware of and comply with their legal obligations and Xanadu’s policy with respect to “insider trading,” “tipping” and “recommending”.

We expect every Xanadu team member to fully comply with all applicable legal requirements and this Insider Trading Policy (the “Policy”). The objectives of this Policy are to:

●	educate Xanadu team members about their legal obligations with respect to insider trading, tipping and recommending; and

●	foster and facilitate compliance with applicable laws to prevent transactions by Xanadu team members that would not be in full compliance with the legal requirements.

Scope of this Policy

This Policy applies to all Xanadu team members.

Legal Background

1. Insider Trading, Tipping and Recommending

As a Xanadu team member, you are considered to be in a “special relationship” with Xanadu (see Section 2(l)) below under U.S. federal and Canadian securities laws. Consequently,

(a) U.S. federal and Canadian securities laws prohibit you from trading in Xanadu securities with knowledge of Material Information (as such terms are defined below) related to Xanadu that has not been generally disclosed. Except in very limited circumstances when determined to be in the “necessary course of business”, you are also prohibited from recommending or encouraging another person (such as a relative or friend) to trade in Xanadu securities when you have knowledge of Material Information that has not been generally disclosed. These prohibited activities are commonly known as “insider trading” and “recommending”, respectively. See the Xanadu Policy on Corporate Disclosure and Confidentiality of Information for further information about the “necessary course of business” exception.

(i)	The prohibition against insider trading is absolute. It applies even if the decision to trade is not based on such Material Information. It also applies to transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure) and also to very small transactions. All that matters is whether you are aware of any Material Information relating to the Company at the time of the transaction.

(ii)	U.S. federal securities laws do not recognize any mitigating circumstances to insider trading. In addition, even the appearance of an improper transaction must be avoided to preserve the Company’s reputation for adhering to the highest standards of conduct. In some circumstances, you may need to forgo a planned transaction even if you planned it before becoming aware of the Material Information. So, even if you believe you may suffer an economic loss or sacrifice an anticipated profit by waiting to trade, you must wait.

(b) With respect to other public companies, U.S. federal and Canadian securities laws also prohibit you from trading in (or recommending or encouraging another person to trade in) the securities of any such public company when you have knowledge of Material Information with respect to that other public company that has not been generally disclosed, and that knowledge was gained:

(i) during the course of your work at Xanadu;

(ii) because you are in a “special relationship” with that other public company; or

(iii) because you were “tipped” by another person who was in a “special relationship” with that other public company.

(c) Except in very limited circumstances when determined to be in the “necessary course of business”, this Policy and, in certain cases, applicable securities laws prohibit you from informing any other person of Material Information about Xanadu or about any public company referred to in Section 1(b) above, before the Material Information has been generally disclosed. This prohibited activity is commonly known as “tipping.”

There are no exceptions to this Policy, except as specifically noted above or below.

2. Definitions

(a) “Blacked-out Employee” means a Xanadu team member who is described in Section 4(a)(i), (ii) or (iii) of this Policy.

(b) “Chief Legal Officer” means the person that is in charge of the law function at Xanadu or that person’s designee.

(c) “discretionary blackout periods” are imposed from time to time on Xanadu team members, in addition to the regularly scheduled blackout periods, following consultation with the Chief Legal Officer and the Chief Financial Officer.

(d) “generally disclosed” means information that has been released via a news release distributed through a widely circulated news or wire service.

Once information is generally disclosed, it is still necessary to afford the investing public with sufficient time to absorb the information. Generally speaking, information will be considered generally disclosed for purposes of this Policy only after one full trading day on both the Toronto Stock Exchange and Nasdaq Stock Market has elapsed since the information was publicly disclosed. For example, if we announce Material Information before trading begins on Wednesday, then you may execute a transaction in our securities on Thursday; if we announce Material Information after trading ends on Wednesday, then you may execute a transaction in our securities on Friday. Depending on the particular circumstances, the Company may determine that a longer waiting period should apply to the release of specific Material Information.

(e) “Insider” means a Xanadu team member who is described in Section 4(a)(i) of this Policy.

(f) “material change” in relation to the affairs of any Reporting Issuer, means a change in the business, operations, assets or ownership of that Reporting Issuer that would reasonably be expected to have a significant effect on the market price or value of any of the securities of that Reporting Issuer, or a decision to implement such a change made by: (i) senior management of that Reporting Issuer who believe that confirmation of the decision by the board of directors of that Reporting Issuer is probable; or (ii) the board of directors of that Reporting Issuer.

(g) “material fact” in relation to securities issued or proposed to be issued by any Reporting Issuer, means a fact that would reasonably be expected to have a significant effect on the market price or value of such securities.

(h) “Material Information” has particular meaning under the securities laws of both Canada and the United States and both definitions are relevant for those subject to this Policy. Under Canadian securities laws, information is considered material where the information is relating to the business and affairs of a publicly traded company that results in, or would reasonably be expected to result in, a significant change in the market price or value of any of the listed securities of that company if generally disclosed. Material Information includes both “material changes” and “material facts.” Under U.S. securities laws information is considered material where there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision or would consider it as having significantly altered the total mix of information already publicly available. See attached Schedule A for examples of potential Material Information.

(i) “regularly scheduled blackout periods” begin after the market closes on the last day of each quarter or year-end and end one full trading day on both the Toronto Stock Exchange and Nasdaq Stock Market following the time at which Xanadu generally discloses its annual or quarterly financial results (i.e., one full trading day following disclosure).

(j) “Reporting Issuer” means an issuer of securities that is a reporting issuer in a jurisdiction of Canada.

(k) “Related Persons” means members of your family who reside with you, any other persons with whom you share a household, any family members who do not live in your household but whose transactions in the Company’s securities are directed by you or are subject to your influence or control and any entities whose transactions in securities you control (including, e.g., a venture or other investment fund, if you control transactions by the fund).

(l) “special relationship” - for the purpose of this Policy, a person is in a special relationship with Xanadu if the person:

(i) is a Xanadu team member; or

(ii) is engaging in or is proposing to engage in any business or professional activity with or on behalf of any one of Xanadu’s subsidiaries, and includes, without limitation, a consultant.

(m) “Subsidiary” means an affiliated body corporate as defined pursuant to the Business Corporations Act (Ontario), as amended from time to time, and any partnership or other unincorporated association in which Xanadu or any of its affiliated bodies corporate (as so defined) has a controlling interest.

(n) “trade,” “trading” and “transactions” include not only purchases and sales of the Company’s securities in the public market but also any other purchases, sales, transfers, gifts or other acquisitions and dispositions of common or preferred equity, options, warrants and other securities (including debt securities) and other arrangements or transactions that affect economic exposure to changes in the prices of these securities.

(o) “Xanadu securities” means any of Xanadu’s multiple voting shares, subordinate voting shares, preferred shares, debt securities, convertible debt securities, hybrid securities, puts, calls, options, warrants, equity compensation and any other securities issued by Xanadu, including derivative securities related to securities issued by Xanadu. For purposes of Section 3, Xanadu securities also include securities, the market price of which varies materially with the market price of Xanadu securities.

(p) “Xanadu team member” refers to each director, officer, designated consultants or employee of Xanadu or any of its Subsidiaries.

Obligations

3. Obligations on all Xanadu team members and their Related Persons

As a Xanadu team member or a Related Person:

(a)	You cannot trade in Xanadu securities while in possession of Material Information with respect to Xanadu that has not yet been generally disclosed. However, this prohibition does not apply to the automatic acquisition of securities pursuant to a plan established by Xanadu for dividend reinvestment or automatic share purchases or the crediting of dividend equivalents under an equity incentive plan established by Xanadu (if any).

(b)	You cannot trade in the securities of another public company while you have knowledge of Material Information regarding that public company, the knowledge of which was gained (i) during the course of your work at Xanadu, (ii) because you are in a “special relationship” with that other public company; or (iii) because you were “tipped” by another person who was in a “special relationship” with that other public company, if the Material Information has not been generally disclosed.

(c)	You cannot recommend or encourage another person to trade in Xanadu securities or securities of another public company while in possession of Material Information regarding Xanadu or the other public that has not yet been generally disclosed, except in the “necessary course of business”.

(d)	You cannot disclose Material Information regarding Xanadu, another public company or Reporting Issuer before that Material Information has been generally disclosed, except in the “necessary course of business”.

(e)	It is not always easy to figure out whether you are aware of Material Information that has not been generally disclosed. But there is one important factor to determine whether information not generally disclosed that you know about a public company is material: whether the information could be expected to affect the market price of that company’s securities or to be considered important by investors who are considering trading that company’s securities. If the information makes you want to trade, it would probably have the same effect on others. Keep in mind that both positive and negative information can be material.

There is no bright-line standard for assessing materiality; rather, materiality is based on an assessment of all of the facts and circumstances and is often evaluated by relevant enforcement authorities with the benefit of hindsight. Please contact the Chief Legal Officer if you have any questions about your obligations above, including questions regarding whether information is material or whether information has been generally disclosed for purposes of this Policy or the U.S. federal and Canadian securities laws. See also the Xanadu Policy on Corporate Disclosure and Confidentiality of Information for more information.

4. Additional Obligations on Insiders and Blacked-out Employees

Additional obligations are imposed on Xanadu team members who are Insiders or Blacked-out Employees, and their Related Persons, as described in this Section 4.

(a) Definitions

(i) Are you an Insider of Xanadu?

As of the date hereof, the following Xanadu team members are Insiders of Xanadu:

(A)	the directors of Xanadu and any Subsidiary of Xanadu;

(B)	the Chief Executive Officer or Chief Financial Officer of Xanadu and any Subsidiary of Xanadu;

(C)	a person or company responsible for a principal business unit, division or function of Xanadu;

(D)	an individual performing functions similar to the functions performed by any of the insiders described in paragraphs (A) to (C) above; and

(E)	any other director or officer of Xanadu that (i) in the ordinary course receives or has access to information as to material facts or material changes concerning Xanadu before the material facts or material changes are generally disclosed; and (ii) directly or indirectly exercises, or has the ability to exercise, significant power or influence over the business, operations, capital or development of Xanadu.

(ii) Are you a Blacked-out Employee for the purposes of regularly scheduled blackout periods?

All Xanadu team members are Blacked-out Employees of Xanadu during regularly scheduled blackout periods.

(iii) Who is a Blacked-out Employee for the purposes of discretionary blackout periods?

All Xanadu team members who receive notice that they are designated Blacked-out Employees during such periods.

(b) Obligations on Blacked-out Employees

(i) During regularly scheduled blackout periods of Xanadu and discretionary blackout periods, the affected Blacked-out Employees cannot:

(A)	trade in any Xanadu securities;

(B)	exercise share options of Xanadu and trade the shares received upon exercise;[1]

(C)	trade in deferred share units, performance share units or restricted share units of Xanadu;

(D)	change the percentage contribution to an employee share purchase plan of Xanadu, if one is adopted; or

(E)	join or withdraw from an employee share purchase plan of Xanadu.

Blacked-out Employees may, however, continue to make purchases pursuant to standing instructions under an employee share purchase plan of Xanadu, if one is adopted.

5. Exceptions to trading during regularly scheduled black-out periods

Notwithstanding the prohibitions in Section 4(b)(i) imposed during a regularly scheduled blackout period, affected Blacked-out Employees who wish to do a cashless exercise of options at the end of a calendar year with the sale of the shares acquired on exercise of such options taking place after the calendar year end during the regularly scheduled blackout period commencing on January 1, may do so but only if all of the following conditions are met:

(a) the Blacked-out Employee must provide instructions on or before the last trading day of the calendar year, to the administrator of an option plan of Xanadu to exercise the options and sell the shares acquired on such exercise,

(b) the instructions must be irrevocable;

(c) the sale of shares acquired on exercise of the options must occur on the first trading day after January 1; and

(d) at the time that the irrevocable instructions are given, the Blacked-out Employee must not: be in possession of any undisclosed Material Information, be otherwise subject to another trading ban, or be otherwise prohibited by law from trading in such securities.

1	Blacked-out Employees are permitted to exercise options during a black-out period, so long as they hold the security received on exercise of the option until after the black-out period has ended.

Any shares not sold on the first trading day after January 1 may not be sold until the regularly scheduled black-out period commencing after year end has expired and the Blacked-out Employee is not otherwise prohibited by law or this Policy from selling such shares. Therefore, if the Blacked-out Employee is unable to sell all of the shares acquired on the option exercise on the first trading day, he or she will, as a result of the condition in Section 5(c) above, be required to self-fund the option price of the unsold shares until such time that a sale is permitted.

6. Plans

Under applicable Canadian and U.S. federal securities laws, subject to the prior written approval of the Company, employees, directors and consultants may establish an automatic trading plan under which a broker is instructed to buy and sell Xanadu securities based on pre-determined criteria. So long as a trading plan is properly established in accordance with applicable law and any Company policies, purchases and sales of Xanadu securities pursuant to that trading plan are not subject to this Policy.

7. Obligation on Insiders to file Insider Reports

(a) Insider Reports

Under Canadian securities laws and Xanadu policy, Insiders are required to file a report (the “Insider Report”) with securities regulators any time they trade in shares, debt securities, options (including the grant and exercise of options), deferred share units, restricted share units or performance share units of Xanadu. The requirement also applies to related financial instruments, including derivatives, which includes any instrument, agreement, security or exchange contract that derives or bases its value, market price or payment obligations on the value, market price or payment obligations of a security of Xanadu or affects an Insider’s economic interest in a security of Xanadu or that affects the extent to which the Insider’s economic or financial interests are aligned with those of Xanadu or its securities. Insiders generally must file an Insider Report electronically through the “System for Electronic Disclosure by Insiders” (“SEDI”) within 5 calendar days after each trade. However, some flexibility exists to report the automatic acquisition of securities pursuant to a plan established by a Reporting Issuer for dividend reinvestment or the crediting of dividend equivalents under an equity incentive plan established by a Reporting Issuer on an annual basis instead.

While the Office of the Chief Legal Officer will assist Insiders in making Insider Reports, each Insider is responsible for the contents of their Insider Reports and for any late filing fees which may occur in connection with their Insider Reports.

Canadian securities laws provide some exemptions from filing Insider Reports. Please contact the Chief Legal Officer for further information on exemptions.

(b) Notice to Chief Legal Officer

All Insiders must obtain the prior consent of the Chief Legal Officer any time they wish to trade in any Xanadu securities.

8. Prohibitions against short selling, hedging and certain trading

Xanadu team members at senior levels are either required or encouraged to meet specified equity ownership targets, to further align their interests with that of other shareholders. Transactions that hedge, limit or otherwise change a Xanadu team member’s economic interest in and exposure to the full rewards and risks of ownership in Xanadu securities would be contrary to this objective. For that reason, all Xanadu team members are prohibited from engaging in the following transactions with respect to Xanadu securities:

(a) short sales,

(b) monetization of equity awards (e.g. share options, restricted share units, performance share units, deferred share units) before vesting,

(c) transactions in derivatives on Xanadu securities such as put and call options, or

(d) any other hedging or equity monetization transactions where the Xanadu team member’s economic interest and risk exposure in the Xanadu securities are changed, such as collars or forward sale contracts.

The prohibitions in this section do not apply to trades associated with the exercise of Xanadu share options in accordance with Xanadu approved procedures.

9. Margin accounts and pledged securities

Securities held in a margin account as collateral for a margin loan may be sold by the broker without the customer’s consent if the customer fails to meet a margin call. Similarly, securities pledged (or hypothecated) as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. Because a margin sale or foreclosure sale may occur at a time when the pledgor is aware of Material Information which has not been generally disclosed or otherwise is not permitted to trade in Xanadu securities, Xanadu team members and Related Persons are prohibited from holding Xanadu securities in a margin account or otherwise pledging Xanadu securities as collateral for a loan.

10. Continued application post-departure

The Policy continues to apply to your transactions in Xanadu securities and the securities of other applicable public companies as more specifically set forth in the Policy, even after your relationship with Xanadu has ended. If you are aware of Material Information which has not been generally disclosed when your relationship with Xanadu ends, you may not trade Xanadu securities or the securities of other applicable publicly traded companies until the Material Information has become generally disclosed or is no longer material. Further, if you leave Xanadu during a trading blackout period, then you may not trade Xanadu securities or the securities of other applicable companies until the trading blackout period has ended.

11. Waiver

Notwithstanding any of the prohibitions contained in Section 4 and Section 8, the Chief Legal Officer may, at his or her discretion, waive the prohibitions contained in Section 4 and 8, in exceptional circumstances, provided that the Xanadu team member seeking the waiver does not have any undisclosed Material Information and that making such an exception would not violate any applicable

U.S. federal and Canadian securities laws. The Chief Legal Officer will report any such waivers to the Governance, Compensation and Nominating Committee at the next regularly scheduled meeting of the Governance, Compensation and Nominating Committee.

12. Potential Civil and Criminal Penalties

The consequences of carrying on any prohibited insider trading activity or failing to file an insider report where required on a timely basis can be severe and may give rise to disciplinary measures up to and including dismissal for cause, as well as legal sanctions such as fines and criminal sanctions.

13. Amendments

This Policy will be reviewed from time to time by the Chief Legal Officer, who will recommend any material amendments to the Governance, Compensation and Nominating Committee for further recommendation to the Board for approval. Amendments of a non-material nature may be approved by the Chief Legal Officer.

Schedule A – Material Information

The following are examples of the types of events or information which may be material. There is no bright-line standard for assessing materiality; rather, materiality is based on an assessment of all of the facts and circumstances and is often evaluated by relevant enforcement authorities with the benefit of hindsight. Depending on the specific details, the following items may be considered Material Information until publicly disclosed within the meaning of this Policy. There may be other types of information that would qualify as Material Information as well; use this list merely as a non-exhaustive guide:

Changes in Corporate Structure

●	changes in share ownership that may affect control of the company;

●	major reorganizations, amalgamations, or mergers; or

●	take-over bids, issuer bids, or insider bids.

Changes in Capital Structure

●	the public or private sale of additional securities;

●	planned repurchases or redemptions of securities;

●	planned splits of common shares or offerings of warrants or rights to buy shares;

●	any share consolidation, share exchange, or share dividend;

●	changes in a company’s dividend payments or policies;

●	the possible initiation of a proxy fight; or

●	material modifications to rights of security holders.

Changes in Financial Results

●	a significant increase or decrease in near-term earnings prospects;

●	unexpected changes in the financial results for any periods;

●	shifts in financial circumstances, such as cash flow reductions, major asset write-offs or write-downs;

●	changes in the value or composition of the company’s assets; or

●	any material change in the company’s accounting policy or an accounting restatement.

Changes in Business and Operations

●	any development that affects the company’s resources, technology, products or markets;

●	gain or loss of a license agreement or other contracts with customers or suppliers;

●	a significant change in capital investment plans or corporate objectives;

●	major labor disputes or disputes with major contractors or suppliers;

●	significant new contracts, products, patents, or services or significant losses of contracts or business;

●	significant discoveries by resource companies;

●	changes to the board of directors or executive management, including the departure of the company’s Chief Executive Officer, Chief Financial Officer, Chief Operating Officer or President (or persons in equivalent positions);

●	the commencement of, or developments in, material legal proceedings or regulatory matters;

●	waivers of corporate ethics and conduct rules for officers, directors, and other key employees; or

●	any notice that reliance on a prior audit is no longer permissible; or

●	de-listing of the company’s securities or their movement from one quotation system or exchange to another.

Acquisitions and Dispositions

●	significant acquisitions or dispositions of assets, property or joint venture interests; or

●	acquisitions of other companies, including a take-over bid for, or merger with, another company.

Changes in Credit Arrangements

●	the borrowing or lending of a significant amount of money;

●	any mortgaging or encumbering of the company’s assets;

●	defaults under debt obligations, agreements to restructure debt, or planned enforcement procedures by a bank or any other creditors;

●	changes in rating agency decisions; or

●	significant new credit arrangements.